Form C Offering Statement for Bright Start Ed-Tech, Inc.

Pursuant to Regulation Crowdfunding

ISSUER INFORMATION

Legal Name of the Issuer: Bright Start Ed-Tech, Inc.
Entity Type: C-Corporation
State of Incorporation/Organization: California
Date of Incorporation/Organization: 08/22/2023
Principal Place of Business: 14034 Sweet Grass Lane, Chino Hills, CA 91708
Website of the Issuer: www.illoominate.net
Funding Portal: FundingHope (https://www.fundinghope.com)

OFFERING DETAILS

Target Offering Amount (Initial Target): $50,000
Maximum Offering Amount (Maximum Impact Target): $124,000
Deadline to Reach Initial Target: 07/10/2025
Type of Security Offered: Common Shares
Valuation or Valuation Cap: $1,250,000
Minimum Investment: $100

ELIGIBILITY

- The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

Neither the issuer nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS OF THE COMPANY

Name: Gary Surdam   Dates of Board Service: 08/23/2023 – Present
Principal Occupation: President/Founder
Employer: Bright Start International   Dates of Service: 06/01/2017- Present
Employer's Principal Business: Education Consultant

Gary Surdam has held the position of CEO of Bright Start Ed-Tech, Inc (the issuer) since 08/03/2023. Gary Surdam has also held the position of President of Bright Start International Education, and currently holds this position, since 06/01/2023.

OFFICIERS OF THE COMPANY

Gary Surdam   President   08/03/2023 – Present

PRINCIPAL SECURITY HOLDERS

Gary Surdam holds 9,300,000 shares of the company with 93% of the voting power prior to the offering.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Bright Start Ed-Tech (B-SET) is an innovative education technology startup focused on transforming traditional STEAM education through the development of an intelligent APP platform. This platform will leverage Adaptive Learning technology, driven by artificial intelligence (AI), to deliver personalized, project-based learning experiences tailored to the unique needs of students in upper elementary and middle school (ages 9-14). The platform addresses key pain points for both students and educators by enhancing engagement, providing customized learning paths, and offering valuable tools for differentiation and resource management.

B-SET's platform is aligned with the National Science Foundation's (NSF) Project Pitch Seed Fund's mandate to support research and development (R&D) of high-impact innovations. The project has the potential to revolutionize STEAM education by offering a scalable, inclusive, and effective solution for enhancing student outcomes.

B-SET is currently in the initial phase of developing a mobile app designed specifically for parents, aiming to foster stronger relationships with their children while providing strategies to help guide them toward becoming successful global citizens. This app will offer parents practical tools and insights for nurturing their child's personal and academic growth, with a focus on global awareness and skills. To effectively reach and engage the parent market, B-SET plans to leverage the power of social influencers, who will play a key role in promoting the app and its benefits, thereby amplifying its reach and impact among a diverse audience of parents.

A detailed Business Plan has been included as a separate document as **Exhibit A** at the end of this document.

RISK FACTORS

Investing in our securities involves a high degree of risk. Prospective investors should carefully consider the risks described below, along with all other information in this Form C, before making an investment decision. The risks and uncertainties described here are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition, and results of operations could be materially and adversely affected. In such a case, you may lose part or all of your investment.

1. **Early-Stage Company with Limited Operating History:** We are a newly formed company with no operating history. As a result, we have limited historical financial data and may face challenges in executing our business plan. Investors should be aware that our lack of operating history increases the uncertainty associated with our financial projections and business prospects.

2. **No Assurance of Profitability:** We may not generate sufficient revenue to become profitable. Even if we achieve profitability, we may not sustain profitability over the long term. If we fail to generate adequate revenue, we may need to raise additional capital, which may dilute existing shareholders.

3. **Dependence on Raising Capital:** Our business depends on our ability to raise capital through this crowdfunding campaign and future funding rounds. If we are unable to secure additional financing when needed, we may not be able to execute our business plan, which could negatively impact our financial health.

4. **Competitive Market Landscape:** We operate in a competitive industry, and our ability to succeed depends on differentiating our products and services from those of competitors. If we fail to establish a strong market presence, our revenue and growth potential could be adversely affected.

5. **Regulatory and Compliance Risks:** Our business is subject to various federal, state, and local regulations. Failure to comply with applicable laws and regulations could result in legal liability, fines, penalties, or operational restrictions that could negatively impact our business.

6. **Intellectual Property and Proprietary Technology Risks:** We rely on intellectual property and proprietary technology to differentiate our offerings. If we are unable to protect our intellectual property rights or if we face infringement claims, our business operations and competitive position may be adversely affected.

7. **Economic and Market Risks:** Economic downturns, inflation, and other market conditions may affect consumer spending, investor interest, and our ability to raise capital. Unfavorable economic conditions could reduce demand for our products and services and impact our financial stability.

8. **Lack of Liquidity for Investors:** Securities purchased in this offering are subject to transfer restrictions, and there is no active secondary market for our securities. As a result, investors may not be able to sell their shares quickly or at an acceptable price.

9. **Risks Related to Key Personnel:** Our success depends on the experience and efforts of our management team. The loss of key personnel, or the inability to attract and retain qualified employees, could disrupt our business and hinder our growth.

10. **Uncertain Future and Business Execution Risks:** There is no guarantee that we will execute our business strategy as planned. Unforeseen challenges, operational delays, or changes in the business environment could impact our ability to achieve the expected growth and returns for investors.

THE OFFERING

The proceeds from this offering will be used to support the continued growth and impact of Bright Start Ed-Tech. Funds will be allocated toward product development to enhance our platform's features and user experience, marketing and customer acquisition to expand our reach and drive engagement, the hiring of sales support staff to strengthen our customer relationships, and general operations to ensure long-term sustainability and scalability.

Use of Funds Raised

	If Target Offering Amount is Reached	If Maximum Offering Amount is Reached
Total Proceeds	**$50,000**	**$124,000**
Less: Offering Expenses		
Intermediary Commission	$2,000	$4,960
Pass through Fees	$1,000	$1,250
Net Proceeds	**$47,000**	**$117,790**
Use of Net Proceeds		
Product Development (40%)	$18,800	$47,116
Marketing (30%)	$14,100	$35,337
Hiring & Operating Expense (30%)	$14,100	$35,337
Total Use of Net Proceeds	**$47,000**	**$117,790**

Bright Start Ed-Tech did not use any written communications or public advertising before filing the company's Form C with the SEC.

Upon successful completion of this offering on FundingHope, investors' securities will be recorded in book-entry form. Bright Start Ed-Tech Inc. will maintain a record of securities ownership, and no physical stock certificates will be issued. Ownership details will be provided to investors through FundingHope.

Investors can cancel their investment commitment at any time until 48 hours before the offering deadline through the FundingHope platform. If the target offering amount is met before the deadline, the issuer may choose to close the offering early, but investors will receive a five-business-day notice before the new deadline. In the event of a material change to the offering, investors will have the option to reconfirm or cancel their investment commitment. If an investor does not reconfirm, their commitment will be automatically canceled, and their funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

The common stock is priced at $0.125 per share.

The securities offered in this offering **do not** have voting rights.

The terms of the common stock being offered may be modified in the future only through a shareholder vote in accordance with our corporate bylaws. The board of directors may, without shareholder approval, issue additional shares of common stock, which may dilute existing shareholders' ownership percentage. Additionally, the board may create and issue preferred stock with different voting or dividend rights, subject to corporate governance policies.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

As of the date of this offering, Bright Start Ed-Tech, Inc. has issued 10,000,000 shares of common stock. The common stock carries one vote per share and no special liquidation preferences. No preferred stock, convertible securities, or debt securities are currently outstanding.

The securities being offered are common stock without voting rights, while the company also has outstanding common stock with voting rights.

The principal shareholder, who currently owns **93% of voting shares**, has the ability to approve or block certain company actions, such as issuing new shares, approving mergers, or electing board members. This means that smaller shareholders, including those purchasing through this offering, may have limited influence over major company decisions.

The price of the common stock being offered in this campaign was determined by the company based on a pre-money valuation of $1,250,000. Bright Start Ed-Tech has authorized 10,000,000 shares of common stock, which results in a price per share of $0.125 for this offering.

As a pre-revenue company, this valuation reflects several qualitative and quantitative factors, including the experience of the founding team, progress in product development, early user engagement, the size of the target market, and comparable valuations of other early-stage ed-tech companies. The valuation is intended to represent a reasonable estimate of the company's current worth and growth potential, though it has not been independently verified or established through a formal third-party valuation.

Investors purchasing securities in this offering will likely be **minority shareholders**, meaning they will have **limited influence** on company decisions. The company's **founder** currently controls **93% of voting shares**, allowing him to make strategic decisions without minority investor approval. Additionally, if the company raises further capital, existing shareholders may experience **dilution** of their ownership percentage.

Purchasers of these securities may be subject to the following risks associated with corporate actions:

1. Additional Issuances of Securities: Future fundraising rounds could result in the issuance of new shares, diluting the percentage ownership of existing shareholders.

2. Issuer Repurchases of Securities: The company retains the right to repurchase shares at its discretion, which could impact shareholder liquidity.

3. Sale of the Issuer or Assets: If the company is acquired, investors may receive proceeds that are **less than their initial investment** depending on the terms of the transaction.

4. Transactions with Related Parties: The company has existing financial arrangements with directors and officers, which could present potential conflicts of interest.

FINANCIAL CONDITION OF THE ISSUER

Bright Start Ed-Tech, Inc. has been operational since August 2023.

FINANCIAL STATEMENTS

I, Gary Surdam, certify that:

(1) the financial statements of Bright Start Ed-Tech, Inc. included in this Offering Statement (Exhibit B) are true and complete in all material respects; and

(2) the tax return information of Bright Start Ed-Tech, Inc. included in this Form reflects accurately the information reported on the tax return for Bright Start Ed-Tech, Inc. filed for the fiscal year ended [date of most recent tax return].

_____

Gary Surdam, President
Bright Start Ed-Tech, Inc.

Exhibits

- ➢ Exhibit A: Business Plan
- ➢ Exhibit B: Financial Statements
- ➢ Exhibit C: Organizational documents (e.g., Articles of Incorporation, Operating Agreement)
  - Capitalization table
  - Subscription agreement template
  - Pitch Deck

BRIGHT START ED-TECH INC. (B-SET)
REVOLUTIONIZING EDUCATION THROUGH PERSONALIZED LEARNING

Bright Start Ed-Tech (B-SET) Business

Plan Executive Summary

Bright Start Ed-Tech (B-SET) is an innovative education technology startup focused on transforming traditional STEAM education through the development of an intelligent APP platform. This platform will leverage Adaptive Learning technology, driven by artificial intelligence (AI), to deliver personalized, project-based learning experiences tailored to the unique needs of students in upper elementary and middle school (ages 9-14). The platform addresses key pain points for both students and educators by enhancing engagement, providing customized learning paths, and offering valuable tools for differentiation and resource management.

B-SET's platform is aligned with the National Science Foundation's (NSF) Project Pitch Seed Fund's mandate to support research and development (R&D) of high-impact innovations. The project has the potential to revolutionize STEAM education by offering a scalable, inclusive, and effective solution for enhancing student outcomes.

B-SET is currently in the initial phase of developing a mobile app designed specifically for parents, aiming to foster stronger relationships with their children while providing strategies to help guide them toward becoming successful global citizens. This app will offer parents practical tools and insights for nurturing their child's personal and academic growth, with a focus on global awareness and skills. To effectively reach and engage the parent market, B-SET plans to leverage the power of social influencers, who will play a key role in promoting the app and its benefits, thereby amplifying its reach and impact among a diverse audience of parents.

Company Overview

Professor Gary Surdam founded Bright Start Ed-Tech Inc. with a transformative vision to revolutionize education through technology. The company is focused on creating an AI- powered mobile app that personalizes lessons and instruction for individual students, moving away from a "one-size-fits-all" approach. By leveraging data from schools,
teachers, and education programs, Bright Start's innovative platform is designed to deliver tailored lessons that resonate uniquely with each student,

improving academic success and addressing diverse learning needs.

Vision & Mission
Bright Start Ed-Tech aims to reshape the educational landscape by closing learning gaps and providing personalized learning experiences. The app, driven by advanced AI technology, will empower students by delivering content that aligns with their learning pace, style, and strengths. This approach will ensure that every student receives a learning experience that truly "clicks" and promotes long-term academic growth.

Leadership Team
The strength of Bright Start Ed-Tech lies in its exceptional team, whose combined expertise in education, technology, and business makes it well-positioned for success.

- **Professor Gary Surdam** brings over a decade of experience in education and leadership through his work with Bright Start International Education, which has

provided teacher training, STEAM camps, and parent engagement programs across the U.S. and Asia. Professor Surdam's background as an author and educator informs the company's mission, especially the focus on parents as the first and

most important teachers in their children's lives.

- **Dr. Luis Valentino**, an experienced leader in education, serves on the Advisory

Board. With a distinguished career as a Superintendent and a champion of equity in education, Dr. Valentino's insights shape the company's product development, ensuring the platform addresses the learning gaps of underserved students. His understanding of the education market is instrumental in guiding Bright Start Ed- Tech toward solutions that meet the needs of educators and learners alike.

- **Siu Laung**, the head of the tech team, leads the development of Bright Start's

mobile app. With his expertise in computer science and leadership in managing a team of talented developers and freelancers, Mr. Laung ensures that the technical vision of Professor Surdam is executed with precision. Under his leadership, the tech team is focused on delivering a product that will redefine personalized

education.

- **Kenny Liang**, a seasoned sales expert on the advisory board, supports Bright Start's business strategy, helping to expand the company's market presence. His

experience in sales and business growth provides the foundation for scaling the company and its products.

Current Development

Bright Start Ed-Tech is currently developing a **parent/child engagement mobile app**, set to launch in the first quarter of 2025. This app will offer parents tools and strategies to support their child's confidence and development in academic, social, and emotional

competencies. The app aligns with Bright Start's belief in parents as a vital part of a child's learning journey. The successful launch of this app will pave the way for the company's larger vision: the development of a fully personalized learning platform designed for K-12 students.

Business Vision & Growth Strategy

Bright Start's growth strategy is driven by a commitment to innovation and a clear understanding of the education market. With a well-rounded advisory board providing guidance in finance, technology, and education, the company is on track to create impactful products that cater to both parents and educators.
As part of its vision, Bright Start Ed-Tech has launched a recruitment campaign to secure investors who align with the company's mission. These funds will be allocated toward branding and marketing efforts, ensuring a successful launch of the parent/child

engagement app. This foundation will set the stage for the development of the company's flagship personalized learning platform.

Market

Opportunity

Target Market:

- **Parents:** Giving parents practical tools for nurturing their child's personal and academic growth (Pre-K-12 grade).
- **Students:** Upper elementary and middle school students (ages 9-14) who require more engaging and personalized learning experiences in STEAM subjects.
- **Educators:** Teachers who need effective tools for differentiating instruction and managing limited resources and time.

Market Pain Points:

- **Students:**

  1. **Lack of Engagement:** Traditional static learning methods often fail to engage students in STEAM education, leading to decreased motivation and suboptimal learning outcomes.
  2. **Limited Access to Resources:** Students from disadvantaged backgrounds often lack access to high-quality STEAM

education resources, creating a significant gap in educational equity.

- **Educators:**

    1. **Differentiation and Customization:** Educators struggle to meet the diverse learning needs of their students due to limited resources and time.
    2. **Resource Constraints:** The demands of creating engaging STEAM lessons often exceed the resources and time available to educators.

Market Size: The global market for education technology is rapidly expanding, particularly in the STEAM education sector, which is expected to grow significantly due to the increasing emphasis on science, technology, engineering, arts, and mathematics in curricula worldwide.

Product Overview

Bright Start Ed-Tech Personalized Learning Platform: Revolutionizing Education

The **Bright Start Ed-Tech Personalized Learning Platform** stands at the forefront of educational innovation, poised to transform how education is delivered. Traditionally, creating individualized learning plans for each student has been the responsibility of teachers, requiring hours of effort for a single classroom. With an average class size of 30– 36 students, teachers often face the overwhelming task of tailoring lessons to meet each student's unique needs. Bright Start Ed-Tech solves this problem by leveraging **Artificial Intelligence (AI)** to automate the development of these personalized plans, giving both teachers and students a win-win solution.

Personalized Learning: A Game-Changer for Education

In contrast to traditional "one-size-fits-all" approaches, personalized learning ensures that each student embarks on an **individualized learning journey**. Teachers no longer lead the entire class through the same lessons; instead, they guide each student through a tailored experience that matches their skills, strengths, needs, and interests. This flexibility allows students to move at their own pace, addressing individual learning gaps and promoting mastery over key concepts.

Five Key Components of Personalized Learning
The Bright Start Ed-Tech Personalized Learning Platform focuses on **five critical**

components, each designed to optimize the student's learning experience:

1. **Learner-Driven**: The platform centers on student choice and voice, allowing them to take ownership of their learning journey. By recognizing their interests and learning preferences, it fosters a more engaged and motivated learner.
2. **Flexible Learning Environment**: Learning can happen anytime and anywhere. Whether in the classroom or at home, students can access the learning materials and resources they need, ensuring that education is adaptable to various learning environments.
3. **Evidence of Learning and Feedback**: Continuous assessment and feedback loops ensure that both the teacher and student have real-time data on progress. This data-driven approach allows for more informed adjustments to the learning plan.
4. **Optimal Path and Pace**: AI-generated learning paths adapt to the student's progress, providing them with the right resources at the right time. Students can
speed up on concepts they grasp easily and spend more time on challenging topics.
5. **Authentic Learning**: The platform emphasizes real-world applications of learning, making the content more relevant to students' lives and ensuring that skills are transferable to future endeavors.

AI-Powered Personalization

What sets Bright Start Ed-Tech apart from traditional educational models is its use of **Artificial Intelligence** to handle the heavy lifting of personalization. The platform gathers data from a variety of sources, including classroom activities, teacher input, and student performance metrics, to generate tailored lesson plans for each student. This process not
only saves teachers valuable time but also ensures that students receive the **right content at the right time**, designed specifically for their learning style and pace.

Why Bright Start Ed-Tech is Cutting-Edge

1. **Efficiency for Teachers**: By automating the development of personalized learning plans, teachers are freed from the time-consuming task of manually tailoring lessons for each student, allowing them to focus on guiding and mentoring.
2. **Adaptive and Responsive**: The platform is dynamic, adjusting lesson plans based on real-time feedback, ensuring that each student is always on their optimal learning path.
3. **Scalability**: This system can easily scale to accommodate thousands of students, offering the same level of personalized attention that a

teacher might provide in a   smaller setting.

4. **Student-Centered Approach**: By focusing on each student's unique learning journey, the platform not only increases academic success but also fosters a love for learning, making education both fun and effective.

The B-SET intelligent APP platform is designed to revolutionize STEAM education through the integration of Adaptive Learning technology. The key features include:

1. **Personalized Content Delivery:** AI-driven algorithms tailor content based on each student's learning preferences, strengths, and weaknesses.
2. **Intelligent Recommendations:** The platform suggests additional learning resources tailored to individual interests and proficiency levels.
3. **Adaptive Assessments:** Dynamic assessments adjust in real-time to the learner's performance, offering targeted feedback and remedial exercises.
4. **Customized Learning Paths:** AI creates individualized learning paths that optimize the learning experience for each student.
5. **Progress Tracking and Insights:** AI-powered analytics provide detailed insights into student progress, strengths, and areas for improvement.
6. **Natural Language Processing (NLP) for Feedback:** Real-time feedback on written and spoken responses enhances the learning experience.
7. **Intelligent Virtual Assistants:** AI-powered virtual assistants provide personalized support, answering questions, offering hints, and engaging in interactive conversations.

Research and Development Plan

Phase I: Technical Feasibility and Risk Reduction

- **Development of the Intelligent APP Platform:** Design and integrate curriculum content, an algorithmic planner, and data analysis mechanisms to create a functional prototype.
- **Piloting and Testing:** Conduct a pilot study with a select group of students and educators to assess the platform's usability, functionality, and impact on student engagement and learning outcomes.
- **Data Collection and Analysis:** Gather and analyze data on user interactions to assess the platform's effectiveness and identify

areas for improvement.

Outcomes:

- **Prove Technical Feasibility:** Establish the platform's capability to deliver personalized, project-based STEAM learning experiences.
- **Reduce Technical Risks:** Address potential technical challenges and refine the platform based on user feedback.
- **Provide Empirical Evidence:** Demonstrate the platform's effectiveness in improving student outcomes, setting the foundation for commercial viability.

Commercialization

Strategy Revenue Model:

- **Subscription-Based Access:** Offer schools and districts subscription plans for access to the platform, including premium features like detailed analytics and AI- powered customization tools.
- **Freemium Model for Students:** Provide a free version of the app with basic features, while offering premium features through in-app purchases.

Marketing and Sales:

- **Direct Sales to Schools and Districts:** Leverage Professor Surdam's network and reputation in education to establish initial partnerships.
- **Partnerships with Educational Publishers:** Collaborate with established educational content providers to integrate the B-SET platform into existing curricula.
- **Online Marketing:** Utilize digital marketing strategies, including social media campaigns, webinars, and content marketing, to reach a broader audience of educators and parents.

Scalability:

- **Geographic Expansion:** Initially launch in the U.S. and Japan, with plans to expand to other global markets.
- **Content Diversification:** Expand the platform's content offerings to include additional subjects beyond STEAM, catering to a wider range of educational needs.

Financial

Projections

Year 1 (2025):

- **Revenue:**
    - Q1-Q2: Launch of B-SET Core (Basic Tier)
        - Active Users Target: 50,000
        - Conversion Rate (Paid Subscriptions): 30%
        - Revenue from Paid Subscriptions: $1.5 million
    - Q3-Q4: Introduction of B-SET Plus (Premium Tier) and B-SET Institutional
        - Active Users Target: 150,000
        - Revenue from School District Partnerships: 5 partnerships
        - Total Revenue (including both paid subscriptions and partnerships): $5 million
- **Expenses:**
    - Product Development: $1 million
    - Marketing (Initial Launch and User Acquisition): $2 million
    - Operational Costs (Support, Infrastructure): $1 million
    - Total Expenses: $4 million
- **Net Income:**
    - Projected Revenue: $5 million
    - Total Expenses: $4 million
    - **Net**

Income: $1 million Year

2 (2026):

- **Revenue:**
    - Expansion to 500,000 active users
    - 20 School District Partnerships
    - Revenue from Add-On Services (virtual tutoring, content packages): $5 million
    - Total Projected Revenue: $20 million
- **Expenses:**
    - Product Expansion (Add-On Services, Support): $2.5 million
    - Marketing (Targeted Campaigns for Homeschoolers, Underserved Communities): $3 million
    - Operational Costs: $1.5 million
    - Total Expenses: $7 million
- **Net Income:**
    - Projected Revenue: $20 million

- o Total Expenses: $7 million
- o **Net Income: $13 million**

Year 3 (2027):

- **Revenue:**
  - International Expansion (English-speaking countries)
  - Development of Localized Versions for Non-English Markets
  - Target: 1.5 million active users, including 50 school district partnerships
  - Initial International Institutional Clients
  - Total Projected Revenue: $60 million
- **Expenses:**
  - International Product Development (Localization): $5 million
  - Marketing (International Campaigns): $8 million
  - Operational Costs: $3 million
  - Total Expenses: $16 million
- **Net Income:**
  - Projected Revenue: $60 million
  - Total Expenses: $16 million
  - **Net Income:**

$44 million Year 4 (2028):

- **Revenue:**
  - Continued Global Expansion
  - Introduction of B-SET for Higher Education and Professional Development
  - Target: 3 million active users, including new higher education institutions
  - Total Projected Revenue: $120 million
- **Expenses:**
  - Product Development for Higher Education and Professional Development: $6 million
  - Marketing: $12 million
  - Operational Costs: $4 million
  - Total Expenses: $22 million
- **Net Income:**
  - Projected Revenue: $120 million
  - Total Expenses: $22 million
  - **Net Income:**

$98 million Year 5 (2029):

- **Revenue:**
  - Expansion to 5 million active users across all markets
  - Increased partnerships with school districts, higher education institutions, and international clients
  - Total Projected Revenue: $200 million

- **Expenses:**
  - Continued Product Development and Support: $8 million
  - Marketing: $15 million
  - Operational Costs: $5 million
  - Total Expenses: $28 million

- **Net Income:**
  - Projected Revenue: $200 million
  - Total Expenses: $28 million
  - **Net Income:**

$172 million Summary of

Key Metrics (2025-2029):

Year	Active Users	Projected Revenue	Total Expenses	Net Income
2025	150,000	$5 million	$4 million	$1 million
2026	500,000	$20 million	$7 million	$13 million
2027	1.5 million	$60 million	$16 million	$44 million
2028	3 million	$120 million	$22 million	$98 million
2029	5 million	$200 million	$28 million	$172 million

This forecast assumes a steady increase in user acquisition, continued product development, and a strategic focus on both individual and institutional revenue streams.

Conclusion

Bright Start Ed-Tech's B-SET project represents a groundbreaking approach to STEAM education through the use of an intelligent APP platform powered by Adaptive Learning
technology. By addressing the key pain points of students and educators, the platform has the potential to revolutionize how STEAM education is delivered and experienced. With a strong team, a clear market strategy, and a focus on scalability, B-SET is well-positioned to become a leader in the education technology space, driving significant improvements in student outcomes and educational equity.

EXHIBIT B – FINANCIAL STATEMENTS

EXHIBIT C: ORGANIZATIONAL DOCUMENTS